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May 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 3 LLC Offering Statement on Form 1-A Filed March 2, 2022 File No. 024-11815

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 3 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2022 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on March 2, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Form 1-A filed March 2, 2022

996 Greenwood Ave NE Statements of Revenues and Certain Expenses, page F-28

1. We note you provided an audited statement of revenues and certain expenses for 996 Greenwood Ave NE for the period from June 3, 2020 to December 31, 2020. Please tell us how you determined it was unnecessary to also provide an audited statement of revenues and certain expenses for the period from January 1, 2020 to June 2, 2020. Please refer to Rule 8-06 of Regulation S-X.

Response to Comment No. 1

In response to the Staff’s comment, the Company is filing an amended Offering Statement that includes updated audited financial statements for Landa Series 996 Greenwood Ave NE (and each of the other financial statements included in the Offering Statement) for the year ended December 31, 2021.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Neeraj Kumar, General Counsel
Landa Holdings, Inc.

Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP